NEWS RELEASE

EMX Acquires Royalty on Caserones Copper-Molybdenum Mine in Northern Chile

Vancouver, British Columbia, August 17, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it has entered into an agreement dated August 16th, 2021 to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones Copper-Molybdenum Mine (the "Caserones Royalty") located in northern Chile for US$34.1 million in cash. Closing is anticipated to take place in two phases with both closings being completed by September 1st, 2021. In completing this transaction, EMX expects immediate and long term cash flow from a large porphyry copper-molybdenum deposit in a top tier mining jurisdiction.

To purchase the Caserones Royalty, EMX has formed a 50%-50% partnership with Altus Strategies Plc ("Altus", AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million (see below for additional acquisition details). EMX and Altus will each control an effective 0.418% royalty interest and will each be responsible for $34.1 million of the purchase price.

To finance its US$34.1 million portion of the US$68.2 million purchase price, the Company has entered into a Credit Agreement (the "Credit Agreement") with Sprott Private Resource Lending II (Collector), LP ("Sprott"). The Credit Agreement will increase the Company's current proposed US$10 million credit facility with Sprott, in connection with the Company's recently announced transaction with SSR Mining (see Company News Release dated July 29, 2021), to US$44 million (the "Credit Facility") to include financing for the Caserones Royalty acquisition. Further details of the Credit Agreement are provided below.

The acquisition of the Caserones Royalty represents an important strategic development for EMX, by further enhancing the Company's royalty cash flow and long-term exposure to copper as a key metal for the global economy. Recognition of the opportunity directly resulted from EMX's ongoing assessment work in the region and serves as another example of how the Company leverages its regional expertise in various jurisdictions around the world to identify value enhancing business opportunities.

Caserones Mine Overview. The Caserones open pit mine is developed upon a significant porphyry copper-molybdenum deposit in the Atacama Region of the northern Chilean Andean Cordillera, 162 kilometers southeast of the city of Copiapó, at an approximate elevation of 4,300 meters above sea level. The Mine is operated by SCM Minera Lumina Copper Chile SpA, which is indirectly 100% owned by JX Nippon Mining & Metals Corporation ("JX Nippon").

Caserones is located at the southern end of the well documented Maricunga mineral belt and comprises an Early-Miocene porphyry system associated with a cluster of dacite porphyries and breccias intruding Palaeozoic granitic, volcanic, and metamorphic rocks. Caserones has a well-developed supergene enrichment profile of oxide copper and secondary chalcocite that overlies hypogene sulfide (chalcopyrite-molybdenite) mineralization.

Caserones produces copper and molybdenum concentrates from a conventional crusher, mill and flotation plant, as well as copper cathodes from a dump leach, solvent extraction and electrowinning plant. In 2020 the mine produced 104,917 tonnes of fine copper in concentrate, 2,453 tonnes of fine molybdenum in concentrate, and 22,056 tonnes of fine copper in cathodes. The Caserones open pit has operated with an average waste: ore strip ratio of 0.47, has 17 years remaining in its current mine plan, along with excellent exploration potential. In a news release dated November 9, 2020, JX Nippon announced plans for "stepping up exploration efforts in areas around the mine" in an effort to expand production and extend the mine life.

Acquisition Details. The Caserones Mine is subject to a 2.88% NSR royalty provided for in a 2009 agreement between Minera Lumina Copper Chile S.A. as purchaser, and Compañía Minera Caserones ("CMC") and Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM California") as vendors. CMC and SLM California originally staked the mineral claims that overlie the Caserones deposit, and ownership of the 2.88% NSR royalty is currently divided between CMC (32.5%) and SLM California (67.5%). EMX and Altus will each be indirectly purchasing a portion of the SLM California royalty. Under the 2009 agreement, the NSR interest will be reduced to 2% and 1% if the London Metal Exchange ("LME") quoted copper price falls below US$1.25 and US$1.00 per pound respectively.

EMX and Altus have formed a Chilean company, Minera Tercero, Spa ("Tercero"), of which the EMX and Altus each own 50%. Tercero will purchase 43% of the issued and outstanding shares of SLM California through a Share Purchase Agreement with 16 shareholders of SLM California (represented by Leonel Polgatti Goycoolea, a shareholder) for US$68.2 million. Tercero will enter into a shareholder's agreement with the selling shareholders of SLM California, that together with Tercero hold approximately 89% of SLM Californa's issued and outstanding shares, to govern SLM California. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero.

Sprott Credit Agreement. In order to finance its US$34.1 million portion of the US$68.2 million purchase price under the Share Purchase Agreement, the Company has entered into the Credit Agreement, which encompasses the previously proposed financing related to EMX's recent transaction to acquire the SSR Royalty Portfolio. The senior secured Credit Facility is in the principal amount of US$44 million, which includes up to US $10 million which will be used to finance a portion of the purchase price of the SSR Royalty Portfolio.

Under the Credit Agreement, the Credit Facility matures on July 31, 2022, bears interest at a rate of 7% per annum, and is secured by general security agreements over the assets of the Company and certain of its subsidiaries, and pledges of the shares of certain of the Company's subsidiaries, who will, at Sprott's election, also be guarantors of the loan.  In addition to interest payable, the US$44,000,000 advanced under the Credit Facility was subject to an original issue discount equal to 4.61364% of the amount of the advance.  Under the Credit Agreement, the Company will be required to maintain minimum unrestricted cash of USD $1,500,000.

In conjunction with the Credit Agreement, Sprott subscribed for US$1,235,000 of common shares of the Company ("Common Shares") at a deemed price equal to a 10% discount to the 5-day VWAP of the Common Shares on the NYSE American exchange immediately prior to July 12, 2021 of $US 3.0450, which resulted in the issuance of 450,730 Common Shares.

Summary. The acquisition of the Caserones Royalty provides immediate enhancement to EMX's royalty cash flow and secures long-term proceeds from copper and molybdenum production in one of the world's top mining regions. This transaction nicely compliments the Company's growing portfolio of royalty interests in South America, which has become a recent emphasis in the Company's growth strategy.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transaction, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.  It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com